February 17, 2015

Mr. David Matheson
Chief Financial Officer, CF
O Dejour Energy (USA) Corp.
598, 999 Canada Place
Vancouver, BC
V6C 3E1
Canada

Subject:	Reserve Estimate and Financial Forecast as to Dejour’s Interests in the Kokopelli Field Area, Garfield County, Colorado.

Dear David:

As you requested, Gustavson Associates has completed reserves and economics as to Dejour Energy’s interests in future oil and gas production associated with the Kokopelli Field Area located in Garfield County. Reserves have been estimated based on analysis of analogous well production data. Estimates and projections have been made as of January 1, 2015. Reserves have been estimated in accordance with the US Securities and Exchange Commission’s (SEC) definitions and guidelines, and the report was prepared for the purpose of inclusion as an exhibit in a filing made with the SEC. This report was completed on February 17, 2015.

In general, Proved Developed Producing (PDP) reserves have been assigned to the four Kokopelli Federal wells, Proved Developed Non-Producing reserves were assigned to eight locations, and Proved Undeveloped (PUD) reserves have been assigned to 131 well locations. Gustavson is of the opinion that no current regulations, and no anticipated changes to regulations, would inhibit the ability of Dejour to recover the estimated reserves in the manner projected herein. It is our understanding that the reserves estimated herein represent all of Dejour’s US reserves.

The estimated net reserves volumes and associated net cash flow estimates are summarized in Table 1 below.

5757 Central Ave.	Suite D	Boulder, Co. 80301 USA	1-303-443-2209	FAX 1-303-443-3156	http://www.gustavson.com

Mr. David Matheson
February 17, 2015

Table 1 Summary of Net Reserves and Projected Before Tax Cash Flow

Reserves Category	Net Gas Reserves, MMcf	Net Condensate Reserves (MBO)	Net NGL Reserves (MBO)	Before Tax Net Present Value, thousands of US$ Discounted at
				0%	10%	15%
Proved Developed Producing	136.1	0.9	7.9	$773	$447	$376
Proved Developed Non-Producing	1,737.4	11.8	100.8	$9,834	$4,990	$4,090
Proved Undeveloped	28,449.3	193.7	1,650.2	$135,079	$46,965	$32,135
Total Proved	30,322.8	206.5	1,758.9	$145,686	$52,402	$36,601

The portion of the Company’s total reserves represented by the reserves included in this report is shown below.

Location of Reserves						Proportion of
		Gas	Condensate	NGL	Oil Equivalent	Oil Equiv.
Country	Area	(MMCF)	(MBBL)	(MBBL)	(MBOE)	Reserves
United States	Colorado	30,323	207	1,758	7,019	95%
Total Company					7,417	100%

Gustavson Associates has performed an evaluation of the reserves associated with both developed and undeveloped locations located in the Kokopelli Field Project Area, Garfield County, Colorado. Proved Developed Producing (PDP) Reserves have been assigned to the Federal 6/7-16-21, Federal 6/7-14-21, Federal 6/7-15-21, and Federal 6/7-13-21 wells, which began producing in July and August of 2013. Proved Developed Non-Producing reserves were assigned to eight wells which as of the effective date were waiting on completion. Proved Undeveloped reserves have been assigned to locations within the area delineated by successful wells and logged net pay, comprising of 131 locations. The 131 PUD locations, eight PDNP locations, and the four PDP locations are displayed in Figure 1.

Mr. David Matheson
February 17,
2015 Page 3

Figure 1 Map of Dejour PDP, PDNP, PUD, and Offset Well Locations

Dejour expects 18 wells to come on line in 2015 (eight PDNP and ten PUD). For the remainder of the drilling program, they expect 50 wells drilled per year for 2016 and 2017, and 21 in 2018. Although Coachman Energy is now the operator of this property, and plans a more conservative drilling schedule than Dejour, the Joint Operating Agreement (JOA) which has been signed by the Parties grants Dejour USA the right to nominate independent operations and continue drilling. The reserves and economic projections in this Report are based on the assumption that all wells are drilled according to Dejour’s schedule and that Coachman elects to participate.

The type curve utilized for the undeveloped locations was the same as that determined in the Dejour 2012 and 2013 Year End Reserve Report. No additional wells, other than the Dejour PDNP wells, have been drilled since the 2013 Report. The average EUR was based on the average composite performance of the total well production from each well. When the economic parameters were considered, this EUR was found to be approximately 1.15 BCF. This average reserve per well is dry gas after a shrinkage of 5% is deducted. The Proved Undeveloped location type curve can be found in Figure 2 below. The estimated net reserves volumes and associated net cash flow estimates are summarized in Table 1 above.

Mr. David Matheson
February 17, 2015

Figure 2 Composite Type Curve, Kokopelli Area

Oil and Gas Pricing

In order to determine the flat pricing in accordance with SEC guidelines, the Dejour’s revenue statements were analyzed. A differential was calculated based on the price that Dejour was paid versus the West Texas Intermediate (WTI) and Henry Hub (HH) spot prices averaged for that given month. These differentials were then applied to the WTI and HH spot prices for the first day of each month in 2014 in order to estimate prices for Dejour’s products on the first day of the month, per SEC guidelines. These values were averaged and applied in the cash flows presented herein.

The oil prices were determined to be 11% lower than WTI prices. Gas prices were determined to be 9% higher than Henry Hub prices. NGL’s were found to be sold at 82% the price of Dejour’s paid price for oil. The utilized flat hydrocarbon pricing can be found in the table below.

Mr. David Matheson
February 17, 2015

Flat Pricing For Effective date of January 1, 2015
Oil, Gas & NGL Pricing Includes Differentials
2014 Avg WTI	2014 Avg. HH	Piceance Oil, $/B	Piceance Gas, $/MCF	Piceance NGL, $/B
94.56	4.55	84.16	4.98	69.01

Expenses

The drilling and completion costs utilized for the undeveloped locations is $1.53 million per well. Operating expenses for all locations was estimated at $2,500 per well. This is based on information provided by Dejour and is consistent with our experience with similar wells in the area. Severance tax and conservation taxes are deducted at the rate of 1.07% of revenue. County ad valorem tax was estimated at approximately 3.35% of revenue after discussion with Garfield County personnel. NGL yield of 55 Bbl/MMCF and condensate/gas ratio of 6.5 Bbl/MMCF were based on actual 2013 sales. Contractual gas transportation, gathering, and processing fees of $0.71/MCF were deducted as operating costs.

Capital and operating costs were held flat. Abandonment costs of $15,000 per well was assumed. Dejour’s interests in the PDNP and PUD properties are reported to be 25.0% working interest with a 20.0% royalty burden for net revenue interest of 20.0% . Dejour maintains a 7.25% working interest and 5.80% net revenue interest in the four Kokopelli PDP properties.

Detailed cash flow projections by category are shown in Table 2, Table 3, and Table 4 below.

Note that the NGL volumes shown in these tables represent total NGL sales as expected based on the revenue statements provided by the Client.1

Limiting Conditions and Disclaimers

The accuracy of any reserve report or resource evaluation is a function of available data and of engineering and geologic interpretation and judgment. While the evaluation presented herein is believed to be reasonable, it should be viewed with the understanding that subsequent reservoir performance or changes in pricing structure, market demand, or other economic parameters may justify its revision. The assumptions, data, methods, and procedures used are appropriate for the purpose served by the report. Gustavson has used all methods and procedures as we considered necessary under the circumstances to prepare the report.

Gustavson Associates, LLC, holds neither direct nor indirect financial interest in the subject property, the company operating the subject acreage, or in any other affiliated companies.

_______________________________________
1 In some previous reports, ethane and heavier NGLs were reported separately. Here they are reported together.

Mr. David Matheson
February 17, 2015

All data and work files utilized in the preparation of this report are available for examination in our offices. Please contact us if we can be of assistance. We appreciate the opportunity to be of service and look forward to further serving Dejour Energy (USA) Corp.

Sincerely,

Letha C. Lencioni, P.E.
GUSTAVSON ASSOCIATES, LLC.
Vice-President, Petroleum Engineering
Registered Professional Engineer, State of Colorado, # 29506

Table 2 Summary Cash Flow Forecast, Proved Developed Producing Reserves

RESERVES AND ECONOMICS

TOTALPROVEDDEVELOPEDPRODUCING	DATE	: 01/13/2015
KOKOPELLIFIELD	TIME	: 17:24:53
GARFIELDCOUNTY,COLORADO	DBS	: Dejour1-12
TOTHEINTERESTSOFDEJOURENERGY	SETTINGS	: SETDATA
	SCENARIO	: Dejourflat

EFFDATE :     01/2015
PWDATE :     01/2015

--END-- MO-YEAR	GROSS OIL PRODUCTION ---MBBLS---	GROSS GAS PRODUCTION ---MMCF---	GROSS NGL PRODUCTION ---MBBLS---	NET OIL PRODUCTION ---MBBLS--	NET GAS PRODUCTION ----MMCF---	NET NGLR PODUCTION ---MBBLS--	NET OIL REVENUE ---M$---	NET GAS REVENUE ---M$---	NET NGL REVENUE ---M$---	TOTAL REVENUE ----M$---

12-2015	1.818	281.560	15.486	0.105	15.485	0.898	8.875	77.113	61.983	147.971
12-2016	1.351	209.223	11.507	0.078	11.506	0.667	6.595	57.302	46.059	109.955
12-2017	1.097	169.933	9.346	0.064	9.346	0.542	5.356	46.541	37.409	89.306
12-2018	0.935	144.729	7.960	0.054	7.959	0.462	4.562	39.638	31.861	76.061
12-2019	0.820	126.978	6.984	0.048	6.983	0.405	4.002	34.776	27.953	66.732

12-2020	0.734	113.696	6.253	0.043	6.253	0.363	3.584	31.139	25.029	59.752
12-2021	0.667	103.328	5.683	0.039	5.683	0.330	3.257	28.299	22.747	54.303
12-2022	0.613	94.975	5.224	0.036	5.223	0.303	2.994	26.012	20.908	49.913
12-2023	0.569	88.080	4.844	0.033	4.844	0.281	2.776	24.123	19.390	46.289
12-2024	0.531	82.276	4.525	0.031	4.525	0.262	2.593	22.534	18.112	43.239

12-2025	0.499	77.313	4.252	0.029	4.252	0.247	2.437	21.174	17.020	40.631
12-2026	0.471	73.013	4.016	0.027	4.015	0.233	2.301	19.997	16.073	38.371
12-2027	0.447	69.238	3.808	0.026	3.808	0.221	2.182	18.963	15.242	36.387
12-2028	0.425	65.773	3.617	0.025	3.617	0.210	2.073	18.014	14.479	34.566
12-2029	0.403	62.484	3.437	0.023	3.436	0.199	1.969	17.113	13.755	32.838

S TOT	11.381	1762.597	96.943	0.660	96.935	5.623	55.556	482.737	388.022	926.315

AFTER	4.602	712.633	39.195	0.267	39.192	2.273	22.462	195.175	156.880	374.517

TOTAL	15.983	2475.230	136.138	0.927	136.127	7.896	78.018	677.912	544.902	1300.832

--END-- MO-YEAR -------	NET OIL PRICE ---M$---	NET GAS PRICE ---M$---	SEVERANCE TAXES -----M$----	AD VALOREM TAXES -----M$----	NET OPER EXPENSES ----M$----	OPERATING CASH FLOW ----M$----	EQUITY INVESTMENT ----M$----	UNDISC NET CASH FLOW -----M$----	DISC NET CASH FLOW -----M$----

12-2015	84.16	4.98	1.583	4.904	22.794	118.690	0.000	118.690	113.166
12-2016	84.16	4.98	1.177	3.644	19.444	85.690	0.000	85.690	74.275
12-2017	84.16	4.98	0.956	2.960	17.711	67.680	0.000	67.680	53.331
12-2018	84.16	4.98	0.814	2.521	16.670	56.057	0.000	56.057	40.156
12-2019	84.16	4.98	0.714	2.212	15.995	47.811	0.000	47.811	31.136

12-2020	84.16	4.98	0.639	1.980	15.543	41.589	0.000	41.589	24.622
12-2021	84.16	4.98	0.581	1.800	15.237	36.686	0.000	36.686	19.744
12-2022	84.16	4.98	0.534	1.654	15.033	32.692	0.000	32.692	15.995
12-2023	84.16	4.98	0.495	1.534	14.904	29.356	0.000	29.356	13.057
12-2024	84.16	4.98	0.463	1.433	14.833	26.510	0.000	26.510	10.720

12-2025	84.16	4.98	0.435	1.347	14.807	24.042	0.000	24.042	8.838
12-2026	84.16	4.98	0.411	1.272	14.597	22.091	0.000	22.091	7.383
12-2027	84.16	4.98	0.389	1.206	14.413	20.379	0.000	20.379	6.191
12-2028	84.16	4.98	0.370	1.146	14.244	18.807	0.000	18.807	5.194
12-2029	84.16	4.98	0.351	1.088	14.083	17.315	0.000	17.315	4.347

S TOT	84.16	4.98	9.912	30.700	240.310	645.394	0.000	645.394	428.156

AFTER	84.16	4.98	4.007	12.412	226.263	131.834	4.350	127.484	19.167

TOTAL	84.16	4.98	13.919	43.112	466.573	777.228	4.350	772.878	447.323

	OIL	GAS			P.W. %	P.W., M$
	---------	---------			------	--------
GROSS WELLS	0.0	4.0	LIFE, YRS.	39.33	5.00	562.113
GROSS ULT., MB & MMF	20.854	3369.340	DISCOUNT %	10.00	9.00	465.777
GROSS CUM., MB & MMF	4.871	894.109	UNDISCOUNTED PAYOUT, YRS.	0.00	10.00	447.323
GROSS RES., MB & MMF	15.983	2475.230	DISCOUNTED PAYOUT, YRS.	0.00	15.00	376.174
NET RES., MB & MMF	0.927	136.127	UNDISCOUNTED NET/INVEST.	178.67	20.00	327.775
NET REVENUE, M$	78.018	677.912	DISCOUNTED NET/INVEST.	2055.59	25.00	292.579
INITIAL PRICE, $	84.160	4.980	RATE-OF-RETURN, PCT.	90.00	35.00	244.424
INITIAL N.I., PCT.	5.800	5.800	INITIAL W.I., PCT.	7.250	50.00	200.428
					70.00	165.510
					90.00	143.307

Table 3 Summary Cash Flow Forecast, Proved Developed Non-Producing Reserves

TOTAL PROVED DEVELOPED NON-PRODUCING	DATE	: 01/13/2015
KOKOPELLI FIELD	TIME	: 17:24:55
GARFIELD COUNTY, COLORADO	DBS	: Dejour1-12
TO THE INTERESTS OF DEJOUR ENERGY	SETTINGS : SETDATA
SCENARIO : Dejour flat

R E S E R V E S A N D E C O N O M I C S

EFF DATE :      01/2015
PW DATE :      01/2015

--END-- MO-YEAR	GROSS OIL PRODUCTION ---MBBLS---	GROSS GAS PRODUCTION ----MMCF---	GROSS NGL PRODUCTION ---MBBLS---	NET OIL PRODUCTION ---MBBLS--	NET GAS PRODUCTION ----MMCF---	NET NGL PRODUCTION --------MBBLS----	NET OIL REVENUE ---M$---	NET GAS REVENUE ---M$---	NET NGL REVENUE ---M$---	TOTAL REVENUE ----M$---

12-2015	10.324	1598.792	87.934	2.065	303.195	17.587	173.769	1509.911	1213.658	2897.338
12-2016	5.611	868.888	47.789	1.122	164.776	9.558	94.437	820.585	659.582	1574.604
12-2017	3.832	593.446	32.640	0.766	112.541	6.528	64.500	560.455	450.491	1075.447
12-2018	3.000	464.584	25.552	0.600	88.104	5.110	50.495	438.757	352.671	841.922
12-2019	2.502	387.519	21.314	0.500	73.489	4.263	42.119	365.976	294.170	702.264

12-2020	2.166	335.447	18.450	0.433	63.614	3.690	36.459	316.799	254.641	607.899
12-2021	1.921	297.547	16.365	0.384	56.427	3.273	32.340	281.005	225.871	539.216
12-2022	1.734	268.538	14.770	0.347	50.926	2.954	29.187	253.609	203.850	486.645
12-2023	1.585	245.510	13.503	0.317	46.559	2.701	26.684	231.862	186.369	444.915
12-2024	1.464	226.719	12.470	0.293	42.995	2.494	24.642	214.116	172.105	410.862

12-2025	1.363	211.049	11.608	0.273	40.023	2.322	22.938	199.317	160.210	382.464
12-2026	1.277	197.751	10.876	0.255	37.502	2.175	21.493	186.758	150.115	358.365
12-2027	1.203	186.302	10.247	0.241	35.330	2.049	20.249	175.945	141.424	337.618
12-2028	1.139	176.338	9.699	0.228	33.441	1.940	19.166	166.535	133.860	319.561
12-2029	1.094	169.458	9.320	0.219	32.136	1.864	18.418	160.037	128.637	307.092

S TOT	40.215	6227.889	342.534	8.043	1181.058	68.507	676.894	5881.667	4727.651	11286.212

AFTER	18.942	2933.473	161.341	3.788	556.304	32.268	318.832	2770.396	2226.828	5316.057

TOTAL	59.157	9161.362	503.875	11.831	1737.362	100.775	995.726	8652.063	6954.480	16602.268

--END-- MO-YEAR -------	NET OIL PRICE ---M$---	NET GASP RICE ---M$---	NET NGL ---M$---	SEVERANCE TAXES -----M$----	AD VALOREM TAXES -----M$----	NET OPER EXPENSES ----M$----	OPERATINGCASH FLOW ----M$----	EQUITY INVESTMENT ----M$----	UNDISC NET CASH FLOW -----M$----	DISC NET CASH FLOW -----M$----

12-2015	84.16	4.98	69.01	31.002	96.022	321.106	2449.210	1500.000	949.209	816.755
12-2016	84.16	4.98	69.01	16.848	52.185	209.911	1295.660	0.000	1295.660	1123.057
12-2017	84.16	4.98	69.01	11.507	35.642	164.826	863.471	0.000	863.471	680.403
12-2018	84.16	4.98	69.01	9.009	27.903	144.437	660.574	0.000	660.574	473.202
12-2019	84.16	4.98	69.01	7.514	23.274	132.791	538.685	0.000	538.685	350.806

12-2020	84.16	4.98	69.01	6.505	20.147	125.379	455.869	0.000	455.869	269.886
12-2021	84.16	4.98	69.01	5.770	17.870	120.378	395.197	0.000	395.197	212.697
12-2022	84.16	4.98	69.01	5.207	16.128	116.902	348.408	0.000	348.408	170.468
12-2023	84.16	4.98	69.01	4.761	14.745	114.460	310.949	0.000	310.949	138.309
12-2024	84.16	4.98	69.01	4.396	13.617	112.761	280.089	0.000	280.089	113.257

12-2025	84.16	4.98	69.01	4.092	12.675	111.615	254.081	0.000	254.081	93.401
12-2026	84.16	4.98	69.01	3.835	11.877	109.377	233.277	0.000	233.277	77.957
12-2027	84.16	4.98	69.01	3.613	11.189	107.450	215.366	0.000	215.366	65.429
12-2028	84.16	4.98	69.01	3.419	10.591	105.773	199.778	0.000	199.778	55.175
12-2029	84.16	4.98	69.01	3.286	10.178	104.615	189.014	0.000	189.014	47.457

S TOT	84.16	4.98	69.01	120.762	374.043	2101.782	8689.627	1500.000	7189.627	4688.261

AFTER	84.16	4.98	69.01	56.882	176.182	2408.765	2674.228	30.000	2644.228	301.339

TOTAL	84.16	4.98	69.01	177.644	550.225	4510.547	11363.855	1530.000	9833.855	4989.600

	OIL	GAS			P.W. %	P.W., M$
	---------	---------			------	--------
GROSS WELLS	0.0	8.0	LIFE, YRS.	40.17	5.00	6531.031
GROSS ULT., MB & MMF	59.157	9161.361	DISCOUNT %	10.00	9.00	5228.272
GROSS CUM., MB & MMF	0.000	0.000	UNDISCOUNTED PAYOUT, YRS.	0.61	10.00	4989.601
GROSS RES., MB & MMF	59.157	9161.361	DISCOUNTED PAYOUT, YRS.	0.65	15.00	4089.732
NET RES., MB & MMF	11.831	1737.362	UNDISCOUNTED NET/INVEST.	7.43	20.00	3484.615
NET REVENUE, M$	995.726	8652.065	DISCOUNTED NET/INVEST.	4.32	25.00	3040.378
INITIAL PRICE, $	84.160	4.980	RATE-OF-RETURN, PCT.	90.00	35.00	2416.311
INITIAL N.I., PCT.	20.000	20.000	INITIAL W.I., PCT.	25.000	50.00	1817.933
					70.00	1314.538
					90.00	977.226

Table 4 Summary Cash Flow Forecast, Proved Undeveloped Reserves

TOTAL PROVED UNDEVELOPED	DATE	: 01/13/2015
KOKOPELLI FIELD	TIME	: 17:25:21
GARFIELD COUNTY, COLORADO	DBS	: Dejour1-12
TO THE INTERESTS OF DEJOUR ENERGY	SETTINGS	: SETDATA
	SCENARIO	: Dejour flat

R E S E R V E S A N D E C O N O M I C S

EFF DATE:      01/2015
PW DATE  :     01/2015

--END-- MO-YEAR	GROSS OIL PRODUCTION ---MBBLS---	GROSS GAS PRODUCTION ----MMCF---	GROSS NGL PRODUCTION ---MBBLS---	NET OIL PRODUCTION ---MBBLS--	NET GAS PRODUCTION ----MMCF----	NET NGL PRODUCTION ---MBBLS---	NET OIL REVENUE ---M$---	NET GAS REVENUE ---M$---	NET NGL REVENUE ---M$---	TOTAL REVENUE ----M$---

12-2015	7.107	1100.595	60.533	1.421	208.717	12.107	119.621	1039.411	835.472	1994.504
12-2016	50.897	7882.173	433.520	10.179	1494.777	86.704	856.694	7443.986	5983.433	14284.113
12-2017	93.482	14477.158	796.243	18.696	2745.452	159.249	1573.487	13672.347	10989.758	26235.586
12-2018	103.700	16059.593	883.278	20.740	3045.545	176.656	1745.478	15166.811	12190.998	29103.293
12-2019	66.600	10314.058	567.273	13.320	1955.959	113.455	1121.009	9740.679	7829.499	18691.197

12-2020	50.354	7798.125	428.897	10.071	1478.838	85.779	847.559	7364.614	5919.633	14131.805
12-2021	41.508	6428.142	353.548	8.302	1219.034	70.709	698.659	6070.786	4879.663	11649.107
12-2022	35.736	5534.318	304.388	7.147	1049.529	60.878	601.512	5226.656	4201.158	10029.321
12-2023	31.607	4894.853	269.217	6.321	928.261	53.843	532.010	4622.738	3715.732	8870.479
12-2024	28.477	4410.133	242.557	5.695	836.338	48.511	479.326	4164.967	3347.774	7992.063

12-2025	26.007	4027.657	221.521	5.201	763.806	44.304	437.757	3803.754	3057.435	7298.943
12-2026	24.000	3716.773	204.423	4.800	704.849	40.885	403.967	3510.154	2821.440	6735.560
12-2027	22.330	3458.222	190.202	4.466	655.818	38.040	375.866	3265.974	2625.171	6267.008
12-2028	20.916	3239.228	178.158	4.183	614.288	35.632	352.064	3059.155	2458.932	5870.149
12-2029	19.707	3051.928	167.856	3.941	578.768	33.571	331.707	2882.267	2316.750	5530.725

S TOT	622.428	96392.969	5301.611	124.486	18279.979	1060.323	10476.715	91034.289	73172.844	174683.844

AFTER	346.263	53624.324	2949.338	69.253	10169.327	589.868	5828.298	50643.254	40706.770	97178.320

TOTAL	968.691	150017.297	8250.949	193.738	28449.305	1650.190	16305.014	141677.531	113879.609	271862.156

--END-- MO-YEAR	NET OILPRICE	NET GASPRICE	NET NGLPRICE	SEVERANCE TAXES -----M$----	AD VALOREM TAXES -----M$----	NET OPER EXPENSES ----M$----	OPERATING CASH FLOW ----M$----	EQUITY INVESTMENT ----M$----	UNDISC NET CASH FLOW -----M$----	DISC NET CASH FLOW -----M$----

12-2015	84.16	4.98	69.01	21.341	66.101	214.498	1692.564	5355.000	-3662.436	-3450.662
12-2016	84.16	4.98	69.01	152.840	473.398	1589.927	12067.955	19125.000	-7057.045	-6199.698
12-2017	84.16	4.98	69.01	280.721	869.489	3111.077	21974.305	19125.000	2849.305	2169.974
12-2018	84.16	4.98	69.01	311.405	964.528	3744.206	24083.162	6502.500	17580.662	12423.097
12-2019	84.16	4.98	69.01	199.996	619.455	2842.368	15029.364	0.000	15029.364	9787.539

12-2020	84.16	4.98	69.01	151.210	468.350	2441.051	11071.193	0.000	11071.193	6554.428
12-2021	84.16	4.98	69.01	124.645	386.069	2233.048	8905.350	0.000	8905.350	4792.901
12-2022	84.16	4.98	69.01	107.314	332.387	2105.636	7483.988	0.000	7483.988	3661.743
12-2023	84.16	4.98	69.01	94.914	293.982	2021.494	6460.093	0.000	6460.093	2873.430
12-2024	84.16	4.98	69.01	85.515	264.869	1963.865	5677.820	0.000	5677.820	2295.889

12-2025	84.16	4.98	69.01	78.099	241.898	1923.925	5055.027	0.000	5055.027	1858.232
12-2026	84.16	4.98	69.01	72.070	223.227	1871.601	4568.658	0.000	4568.658	1526.768
12-2027	84.16	4.98	69.01	67.057	207.698	1828.086	4164.168	0.000	4164.168	1265.085
12-2028	84.16	4.98	69.01	62.811	194.546	1791.227	3821.566	0.000	3821.566	1055.455
12-2029	84.16	4.98	69.01	59.179	183.297	1759.704	3528.543	0.000	3528.543	885.935

S TOT	84.16	4.98	69.01	1869.118	5789.294	31441.715	135583.750	50107.500	85476.258	41500.121

AFTER	84.16	4.98	69.01	1039.808	3220.640	42823.906	50093.957	491.250	49602.703	5464.974

TOTAL	84.16	4.98	69.01	2908.926	9009.934	74265.625	185677.703	50598.754	135078.953	46965.094

	OIL	GAS			P.W. %	P.W., M$
	---------	---------			------	--------
GROSS WELLS	0.0	131.0	LIFE, YRS.	43.42	5.00	74002.109
GROSS ULT., MB & MMF	968.692	150017.297	DISCOUNT %	10.00	9.00	51044.828
GROSS CUM., MB & MMF	0.000	0.000	UNDISCOUNTED PAYOUT, YRS.	3.45	10.00	46965.062
GROSS RES., MB & MMF	968.692	150017.297	DISCOUNTED PAYOUT, YRS.	3.60	15.00	32135.258
NET RES., MB & MMF	193.738	28449.275	UNDISCOUNTED NET/INVEST.	3.67	20.00	22871.256
NET REVENUE, M$	16305.020	141677.781	DISCOUNTED NET/INVEST.	2.13	25.00	16607.828
INITIAL PRICE, $	84.160	4.980	RATE-OF-RETURN, PCT.	66.07	35.00	8868.545
INITIAL N.I., PCT.	20.000	20.000	INITIAL W.I., PCT.	25.000	50.00	2977.239
					70.00	-544.630
					90.00	-2093.737